350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

May 20, 2025

Aisha Adegbuyi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth Realty, Inc.
Offering Statement on Form 1-A
Filed April 21, 2025
File No. 024-12536

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Wealth Realty, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated May 13, 2025, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 4 (“Amendment 4”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Offering Statement on Form 1-A

Offering Circular Summary, page 4

1. We note your response to prior comment 4. Please revise here, and where appropriate to disclose your plan of operations if you do not raise enough to make an initial investment.

Response:

In Amendment 4 the Company has further clarified that until such time as the Company raises sufficient proceeds in the Offering to make an initial investment, any funds raised prior thereto would be invested in publicly traded government securities, and any interest payment obligations with respect to such securities issued in the Offering would be satisfied through the proceeds of such investments, as well as, to the extent necessary, contributions to the Company’s capital by the Company’s parent corporation Worth Wealth, Inc. (the “Parent”). The Company does not intend to “commence operations” until such time as it has raised sufficient proceeds in the Offering to make initial investments.

Plan of Operations, page 28

2. We note your response to prior comment 1. On page 29, you disclose that “[i]n return for the funds invested the Company will receive fixed quarterly interest payments that are more than sufficient to allow the Company to make interest payments to the investors in the Company’s bonds.” Please provide a basis for the statement that the interest payments will be more than sufficient. For example, what will be the minimum interest to be received from the fixed quarterly interest payments? Will the fixed quarterly interest payments be supported by collateral and/or guarantees from third parties?

Response:

Please see the disclosure in response 3 below.

The Company has been in discussions with a number of real estate developers, and has discussed the terms of potential investments generally. While no binding agreements have been reached with any such real estate developer, all discussions have with respect to investments that would pay the Company interest at a rate more than sufficient for the Company to satisfy the Company’s periodic interest obligations to the investors in the Offering. The Company would not make investments with a real estate developer that does not provide sufficient periodic interest payments to allow the Company to meet its obligations to investors in the Offering. The investments, as stated in the Offering Statement, will be fully secured by a Tennant in Common direct interest or a first mortgage on the real estate underlying the project in question.

3. We note your response to prior comment 6 and reissue the comment. Although you state that the investments contemplated by the Company’s business plan do not involve loans, you still discuss “fixed quarterly interest payments” and “the interest rates” to be received in connection with the investments as a tenant in common. And you do not described the nature of the contract, agreement or instrument that will provide the fixed interest payments. Will these be contractual agreements, preferred notes, units or other types of instruments? Please refer to prior comment 6.

Response:

In Amendment 4 the Company has revised the Offering Statement, where appropriate to provide the following:

●	Tenant in Common Investments. The terms of the tenant in common (“TIC”) investments being targeted by the Company will be set forth in negotiated investment agreements with the entity that co-owns the underlying real estate. The TIC investments would provide for the Company to hold a direct interest in the underlying real estate in the form of a tenant in common interest, with the obligation by the entity that co-owns the underlying real estate to both pay periodic interest payments, as well as a return of principal, plus potentially profit, when the underlying real estate projects are ultimately sold. Direct equity investments in the co-owners of the project are not presently being contemplated. Precisely how any such investment under an investment agreement would be accounted for under generally applicable accounting principals is dependent on the specifics of each such investment, but the terms as described will be the same regardless.

●	First Mortgage Loans. In addition to the foregoing TIC investments and investment structure(s), the Company also intends to enter into real mortgage loans with infrastructure and housing developers. It is anticipated that the mortgage loans will be fully secured by a first mortgage on the underlying real estate, will be in an amount no greater than 2/3rds of the fair market value of the underlying real estate as determined by an independent real estate appraisal, will have a term of between 2 and 3 years, and will pay the Company periodic interest at the rate of between 14% and 17% per annum.

●	Other Real Estate Investments. While not presently contemplated, the Company reserves the right to enter into other forms of real estate investments beyond the foregoing, which investments would provide for terms that satisfy the exception provided by Section 3(c)(5)(C) of the Investment Company Act of 1940.

The Company anticipates that the foregoing investments will provide ongoing interest payments and/or returns sufficient to enable the Company to meet all of its financial obligations to investors in the Offering.

Exhibits

4. We note your response to prior comment 10 and our request for offering materials, including screen shots. Please file test the waters materials as an exhibit to your offering statement. Refer to Item 17 of Form 1-A.

Response:

As previously stated, the Company is not utilizing, and has not utilized, any “testing the waters” materials whatsoever. Any Company related screen shots being referenced were never publicly or privately available to any potential investors, were created in advance by the Company’s technology team, and maintained solely within the Company, and provided to the SEC only as a result of its request to review same. Any screen shots related to the Company will only go “live” and be accessible by the public after the Offering is qualified.

General

5. We note your response to prior comment 2 and that you have elected to remove your website’s table of “Sample 5-Year Investment Returns on Worthy Wealth’s Bonds” and similar statements, including “strong, predictable return.” However, your website still states that potential investors can earn up to a “projected 7%-15% APY.” Please clarify your basis for this statement. Further, please note that the website presentation of the bonds should be treated as an offering for purposes of Rule 255(a) of Regulation A and Item 17, Exhibit 13 of Form 1-A.

Response:

The Company does not have a website. The Company’s Parent has a website at www.worthywealth.com, which website does not include any disclosure regarding the Company, or the Company’s Offering under the Offering Statement, and will not until such time as the Offering is qualified by the SEC. Any references to investments on the Parent’s website are with respect solely to qualified offering’s by the Parent and the Parent’s wholly owned subsidiary Worthy Wealth Senior Living, Inc.

Please contact the undersigned at (954) 991-5425 or by email at cgage@dickinson-wright.com with any other questions.

Very truly yours,

Clint J. Gage

CJG:sm